Attachment 77.M.
Mergers

On December 27, 2016, the Board of the Trust approved and declared advisable the reorganization of the
Hennessy Large Value Fund (the "Large Value Fund") into the Hennessy Cornerstone Value Fund (the "Value Fund").
The purpose of the reorganization was to combine two funds within Hennessy Funds Trust with similar investment objectives and strategies.  The reorganization provided for the transfer of assets of the Large Value Fund to the
Value Fund and the assumption of the liabilities of the Large Value Fund by the Value Fund. Following the
reorganization, the Value Fund held the assets of the Large Value Fund that it acquired until the Fund rebalanced its portfolio in the winter, pursuant to its customary procedures.  The reorganization was effective as of the close of business on February 27, 2017.  The following tables illustrate the specifics of the Value
Fund’s reorganization:

Large Value Fund Net Assets
$144,938,380(1)

Shares issued to Shareholders of Large Value Fund
7,255,257

Value Fund Net Assets
$138,339,221

Combined Net Assets
$283,277,601

Tax Status of Transfer
Non-taxable

(1) Includes accumulated realized losses and unrealized appreciation in the amounts of $(1,561,193)
and $34,112,735, respectively.

Assuming the reorganization had been completed on November 1, 2016, the beginning of the annual reporting period of the Value Fund, the pro forma results of operation (unaudited) for fiscal year 2017, would have been as follows:

Net investment income     $6,090,397
Net realized gain on investments    $41,027,748
Net change in unrealized appreciation on investments $5,413,160
Net increase in net assets resulting from operations $52,531,305

Because the Value Fund has been managed as a single integrated portfolio since the reorganization was completed, it is not practicable to separate the amounts of revenue and earnings of the Large
Value Fund and the Value Fund that have been included in the Value Fund’s Statement of Operations since February 27, 2017.